EXHIBIT 99.2

UNDERWRITING AGREEMENT

January 9, 2014

Aeterna Zentaris Inc.

1405 du Parc-Technologique Blvd.

Québec City, Québec

Canada G1P 4P5

Attention:	Mr. Dennis Turpin
Senior Vice President and Chief Financial Officer

Ladies and Gentlemen:

Canaccord Genuity Inc. (the “Representative”), Maxim Group LLC, H.C. Wainwright & Co., LLC and MLV & Co. LLC (collectively with the Representative, the “Underwriters” and each individually, an “Underwriter”) understand that, subject to the terms and conditions herein, Aeterna Zentaris Inc. (the “Company”), a corporation incorporated under the Canada Business Corporations Act (the “CBCA”), proposes to issue and sell to the Underwriters an aggregate of 11,000,000 units of the Company (individually a “Unit” and, collectively the “Units”), each of which shall be comprised of a fixed combination of one (1) common share in the capital of the Company (the “Offered Shares”) and 0.80 of a warrant (each whole warrant, a “Warrant” and, collectively, the “Warrants”) to purchase one (1) common share in the capital of the Company (“Warrant Shares”) at a price of US$1.25 per Warrant Share, at any time prior to 5:00 p.m. (Eastern Standard Time) on the date that is five years from the Closing Date (as defined in Section 2(c)). The Warrants shall be created and issued pursuant to the Warrant Certificates (as defined in Section 5(a)(xv)). The common shares in the share capital of the Company are generally referred to herein as “Common Shares.” The aforesaid Units, Offered Shares, Warrants and Warrant Shares are referred to herein collectively as the “Securities.”

Subject to the terms and conditions contained in this Underwriting Agreement (the “Agreement”), the Underwriters severally and not jointly, in respect of their percentages set forth in Section 25(a) hereof, agree to purchase from the Company, and by its acceptance hereof, the Company agrees to sell to the Underwriters, all but not less than all of the Units on the Closing Date for a purchase price of US$1.20 (the “Offering Price”) per Unit, being an aggregate purchase price of US$13,200,000 against delivery of all such Units.

The Units will not be certificated and the Offered Shares and Warrants will be separately issued and transferrable. The offering of the Securities by the Company is hereinafter referred to as the “Offering”.

The Company has prepared and filed with the Autorité des marchés financiers (the “AMF”) in the Province of Quebec, a final short form base shelf prospectus dated June 8, 2012 relating to the Offering of up to an aggregate of US$100,000,000 of Common Shares and/or warrants (together with any documents incorporated therein by reference, and any supplements or amendments thereto, the “Canadian Base Prospectus”) in accordance with the Securities Act (Quebec) and the rules, regulations, orders and notices made thereunder and the local, uniform and national published instruments and policies adopted by the AMF (collectively, as applied and interpreted, the “Quebec Securities Laws”). The term “Canadian Securities Laws” shall refer to the applicable securities laws in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Prince Edward Island, New Brunswick, Newfoundland and Labrador and Nova Scotia (the “Canadian Reporting Jurisdictions”), together with the rules, regulations, blanket rulings, orders and notices made thereunder and the local, uniform, national and multinational published instruments and policies adopted by the securities regulatory authority in such Canadian Reporting Jurisdiction (each, a “Canadian Commission”), as applied and interpreted by such Canadian Commission and, for greater certainty, shall include Quebec Securities Laws. The Company has prepared the Canadian Base Prospectus pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 - Shelf Distributions (collectively, the “Shelf Procedures”). The Company has obtained from the AMF a receipt for the Canadian Base Prospectus (a “Final Receipt”).

The Company has also prepared and filed with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission (the “MJDS”), a registration statement on Form F-10 (File No. 333-181714) covering the public offering and sale of the securities qualified under Quebec Securities Laws by the Canadian Base Prospectus, including the Securities, under the Securities Act of 1933, as amended (the “1933 Act”), and the rules and regulations promulgated thereunder (the “1933 Act Regulations”) (the Canadian Base Prospectus, together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, in the form included in such Form F-10, the “U.S. Base Prospectus”). The Canadian Base Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses.” The Company has also prepared and filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”) at the time of the initial filing of the Registration Statement (as defined below).

In addition, the Company will prepare and file, as promptly as possible and in any event (i) by the earlier of the date a Prospectus Supplement (as defined below) is first sent or delivered to a purchaser in the Offering and two business days of the execution and delivery of this Agreement, with the AMF, in accordance with the Shelf Procedures, a prospectus supplement setting forth the Shelf Information (as defined below) (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”), and (ii) with the Commission, within one business day following the filing of the Canadian Prospectus Supplement with the AMF, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement (the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission, the “U.S. Prospectus Supplement”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Prospectus for which a Final Receipt has been obtained from the AMF, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information.” The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively sometimes referred to as the “Prospectus Supplements.” Any preliminary prospectus supplement, including all documents incorporated by reference therein, together with the Canadian Base Prospectus, is hereinafter called a “Canadian Preliminary Prospectus.”

The registration statement on Form F-10, including the U.S. Prospectus, each as amended or supplemented, and the exhibits thereto and the documents incorporated by reference therein, in the form in which it became effective, is herein called the “Registration Statement.” Any preliminary prospectus supplement included in the Registration Statement or filed with the Commission (including the documents incorporated by reference therein), together with the U.S. Base Prospectus, is hereinafter called a “U.S. Preliminary Prospectus”. The Company has filed a U.S. Preliminary Prospectus with the Commission in accordance with the 1933 Act and a Canadian Preliminary Prospectus with the AMF in accordance with the Shelf Procedures, in each case relating to the Securities and in each case excluding certain pricing information and other information specific to the Offering. The U.S. Preliminary

Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively sometimes referred to as the “Preliminary Prospectuses.” The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus as supplemented by the U.S. Prospectus Supplement, including, in each case, the documents incorporated by reference therein. Any reference to any amendment or supplement to the Registration Statement or the U.S. Preliminary Prospectus or U.S. Prospectus (as defined below) shall be deemed to refer to and include any documents filed with the Commission after the effective date of the Registration Statement or the date of the U.S. Base Prospectus, as applicable, and which are incorporated by reference in such Registration Statement or the U.S. Preliminary Prospectus or U.S. Prospectus at any time on or prior to the Closing Date (as defined below) (the period from the date hereof through and including the Closing Date, the “Offering Period”). The term “Canadian Prospectus” shall refer to the Canadian Base Prospectus, as supplemented by any Canadian Prospectus Supplement, including for greater certainty, in each case, the documents incorporated by reference therein. Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the Canadian Securities Laws at any time on or prior to end of the Offering Period, where such material is deemed to be incorporated by reference into the Canadian Prospectus, is referred to herein collectively as the “Supplementary Material.” Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus, the U.S. Base Prospectus, or the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the AMF or the Commission after the date of the U.S. Preliminary Prospectus, the U.S. Base Prospectus, or the U.S. Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the 1933 Act, and (ii) any such document so filed. The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses.”

As used in this Agreement:

“Applicable Time” means 8:30 A.M. (Eastern Standard Time) on January 9, 2014 or such other time as agreed by the Company and the Representative.

“General Disclosure Package” means any Issuer General Use Free Writing Prospectuses issued at or prior to the Applicable Time, the most recent U.S. Preliminary Prospectus (including any documents incorporated therein by reference) that is distributed to investors prior to the Applicable Time and the information included on Schedule A hereto, all considered together.

“Issuer Free Writing Prospectus” means any “issuer free writing prospectus,” as defined in Rule 433 of the 1933 Act Regulations (“Rule 433”), including without limitation any “free writing prospectus” (as defined in Rule 405 of the 1933 Act Regulations (“Rule 405”)) relating to the Securities that is (i) required to be filed with the Commission by the Company, (ii) a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission, or (iii) exempt from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g).

“Issuer General Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors (other than a “bona fide electronic road show,” as defined in Rule 433), as evidenced by its being specified in Schedule A hereto.

“Issuer Limited Use Free Writing Prospectus” means any Issuer Free Writing Prospectus that is not an Issuer General Use Free Writing Prospectus.

“Material Adverse Effect” means an act, event, occurrence, development or circumstance that has resulted in or could reasonably be expected to result in a material adverse effect in or on the results of operations, assets, business, condition (financial or otherwise) or prospects of the Company and its Subsidiaries (as defined below) taken as a whole.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” (or other references of like import) in the Registration Statement, any Preliminary Prospectus or any Prospectus shall be deemed to include all such financial statements and schedules and other information incorporated or deemed incorporated by reference in the Registration Statement, any Preliminary Prospectus or any Prospectus, as the case may be, prior to the execution and delivery of this Agreement.

As used herein, “business day” shall mean a day on which each of the NASDAQ Capital Market (“NASDAQ”) and the Toronto Stock Exchange (“TSX”) is open for trading. The terms “herein,” “hereof,” “hereto,” “hereinafter” and similar terms, as used in this Agreement, shall in each case refer to this Agreement as a whole and not to any particular section, paragraph, sentence or other subdivision of this Agreement. The term “or,” as used herein, is not exclusive.

SECTION 1. Representations and Warranties.

(a) Representations and Warranties by the Company. The Company represents and warrants to the Underwriters and agrees with the Underwriters, as of the date of this Agreement as follows:

(i) Registration Statement and Prospectuses. The Company is a “foreign private issuer” (as defined in Rule 405 under the 1933 Act) and, as of the Effective Date (as defined below), met the requirements for use of Form F-10 under the 1933 Act and was, as of the Effective Date, qualified to use a short form prospectus and the Shelf Procedures provided under Canadian Securities Laws; a Final Receipt has been obtained from the AMF in respect of the Canadian Base Prospectus, and no order having the effect of ceasing or suspending the trading or distribution of the Securities or the Common Shares generally has been issued by any Canadian Commission and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by any Canadian Commission or any court; no stop order suspending the effectiveness of the Registration Statement has been issued by the Commission and no proceedings for that purpose have been instituted or are pending or, to the Company’s knowledge, are contemplated by the Commission; the Registration Statement, including the U.S. Base Prospectus and such amendments to such Registration Statement as may have been required to the date of this Agreement, has been prepared by the Company under the provisions of the 1933 Act and has been filed with the Commission; pursuant to Rule 467(b) under the 1933 Act, the Registration Statement became effective on June 11, 2012 (the “Effective Date”); if requested, copies of the Registration Statement and the Canadian Base Prospectus, including amendments thereto, if any, have been delivered to the Underwriters, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; at the Closing Date, there will be no reports or information that, in accordance with the requirements of Canadian Securities Laws, must be filed or made publicly available in connection with the listing of the Offered Shares and the Warrant Shares on the TSX or on NASDAQ (other than routine post-closing filings) that have not been filed or made publicly available as required, other than the Canadian Prospectus Supplement and U.S. Prospectus Supplement, which will be filed as required by applicable law; there are no documents required to be filed with the AMF in connection with the Canadian Base Prospectus, the Canadian Prospectus Supplement or the Canadian Prospectus that have not been filed as required.

(ii) Accurate Disclosure. On the Effective Date, the date the Canadian Prospectus Supplement is first filed with the AMF and the date the U.S. Prospectus Supplement is first filed with the Commission, at all subsequent times through and including the Closing Date, and prior to the expiry of the period of distribution of the Securities (A) the Canadian Prospectus or, in the case of the Effective Date, the Canadian Base Prospectus, in each case, together with any Supplementary Material, as of the date thereof, did and will at the Closing Date comply with the requirements of all applicable Canadian Securities Laws pursuant to which it has been filed and did and will provide full, true and plain disclosure of all material facts (as defined in Quebec Securities Laws) relating to the Company and its Subsidiaries (as defined below), taken as a whole, and relating to the Securities and did not and will not contain any misrepresentation (as defined in Quebec Securities Laws), (B) the U.S. Prospectus or, in the case of the Effective Date, the U.S. Base Prospectus, did and will conform to the Canadian Prospectus except for such deletions or changes therefrom and additions thereto as are permitted or required by Form F-10 and the 1933 Act Regulations, (C) the Registration Statement (as amended or as supplemented if the Company shall have filed with the Commission any amendment or supplement thereto), including the financial statements included or incorporated by reference therein, and the Form F-X did, and will, comply in all material respects with all applicable provisions of the 1933 Act, (D) the Registration Statement or any such amendment or supplement did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (E) the U.S. Prospectus, or in the case of the Effective Date, the U.S. Base Prospectus, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein in light of the circumstances under which they were made, not misleading. As of the Applicable Time (A) the General Disclosure Package and (B) any individual Issuer Limited Use Free Writing Prospectus when considered together with the General Disclosure Package, did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Neither the Company nor any of its directors and officers has distributed and none of them will distribute, prior to the later of (i) the Closing Date and (ii) the completion of the distribution of the Units, any offering material in connection with the Offering or sale of the Securities other than the Registration Statement, the U.S. Prospectus, the Canadian Prospectus, or other materials, if any, permitted by the 1933 Act and Canadian Securities Laws; the documents that are incorporated by reference in the Canadian Prospectus, when they were or are filed with the AMF, conformed or will conform, respectively, in all material respects with the requirements of Quebec Securities Laws, and none of such documents contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact in order to make the statements therein not misleading. The Company will file with the Commission all Issuer Free Writing Prospectuses in the time and manner required under Rules 164 and 433(d) under the 1933 Act.

The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement (or any amendment thereto), the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto) or any Supplemental Material made in reliance upon and in conformity with written information furnished to the Company by the Underwriters expressly for use therein, it being understood that for the purposes of this Agreement, the only information so furnished shall be the information in the first and second sentence of the first paragraph under the heading “Underwriting – Underwriters’ Fees,” the information in the paragraph under the heading “Underwriting – Passive Market Making” and the information under the heading “Underwriting – Electronic Distribution” in each case contained in the Prospectuses (collectively, the “Underwriter Information”). There are no material contracts or other documents required to be described in the General Disclosure Package, the U.S. Prospectus or to be filed as exhibits to the Registration Statement which have not been described or filed as required.

(iii) Issuer Free Writing Prospectuses. No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectuses, including any document incorporated by reference therein, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified. The foregoing sentence does not apply to statements in or omissions from any Issuer Free Writing Prospectus based upon and in conformity with the Underwriter Information.

(iv) Company Not Ineligible Issuer. At the time of filing the Registration Statement, the Company was not an “ineligible issuer,” as defined in Rules 164, 405 and 433 of the 1933 Act.

(v) Distribution of Offering Material by the Company. The Company has not distributed and will not distribute prior to the completion of the Underwriters’ distribution of the Securities, any offering material in connection with the Offering and sale of the Securities other than the Preliminary Prospectuses, the Prospectuses, any Issuer Free Writing Prospectus reviewed and consented to by the Underwriters, or the Registration Statement.

(vi) Independent Accountants. PricewaterhouseCoopers LLP, who certified the financial statements and supporting schedules included in the Registration Statement, the General Disclosure Package and the Prospectuses are independent public accountants as required by the 1933 Act, the 1933 Act Regulations, the Securities Exchange Act of 1934, as amended (the “1934 Act”), the rules and regulations under the 1934 Act (the “1934 Act Regulations”), the Public Accounting Oversight Board and Canadian Securities Laws and are independent in accordance with the requirements of the institute or professional order of chartered accountants in each Canadian Reporting Jurisdiction. Since January 1, 2011, there has not been any “reportable event” (as that term is defined in National Instrument 51-102 - Continuous Disclosure Obligations) with PricewaterhouseCoopers LLP or any other prior auditor of the Company or any of its Subsidiaries (as defined below).

(vii) Financial Statements. The consolidated financial statements of the Company included in or incorporated by reference into the Registration Statement, the General Disclosure Package and the Prospectuses, together with the related notes, present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries (as defined below) at the dates indicated and the consolidated results of operations and cash flows of the Company at the dates and for the periods specified (subject, in the case of unaudited statements, to normal recurring year-end audit adjustments which will not be material, either individually or in the aggregate); said financial statements have been prepared in conformity in all material respects with applicable accounting requirements and the published rules and regulations of the Commission with respect thereto as in effect as of the time of filing and have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applied on a consistent basis throughout the periods involved and for all periods ending on or before December 31, 2010, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for all periods ending on or after January 1, 2011 (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements). The supporting schedules, if any, present fairly in accordance with Canadian GAAP or IFRS, as applicable, the information required to be stated therein. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectuses under the 1933 Act or the 1933 Act Regulations or Canadian Securities Laws. The selected financial data and the summary financial information included in the Registration Statement, the General Disclosure Package and the Prospectuses present fairly in all material respects the information shown therein and have been compiled on a basis consistent with that of the audited financial statements included therein.

(viii) Tax Disclosure. The statements set forth in the General Disclosure Package and the Prospectuses under the captions “Certain United States Federal Income Tax Considerations,” “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment”, insofar as they purport to describe the tax consequences to holders of the ownership and disposition of the Securities or legal conclusions with respect thereto, and subject to the limitations, qualifications and assumptions set forth therein, are a fair and accurate summary of the matters set forth therein.

(ix) No Material Adverse Change in Business. Except as disclosed therein, since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectuses, as applicable, (A) no Material Adverse Effect has occurred, (B) the Company and its Subsidiaries, considered as one enterprise, have not incurred any material liability or obligation, indirect, direct or contingent, not in the ordinary course of business, and there have been no transactions entered into by the Company or any of its Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Company and its Subsidiaries considered as one enterprise, and (C) there has been no dividend or distribution of any kind declared, paid or made by the Company or Subsidiary on any class of shares of its share capital.

(x) Good Standing of the Company. The Company is a corporation duly incorporated, validly existing and in good standing under the CBCA, with the requisite power and authority to own, lease and use its properties and assets and to carry on its business as described in the Registration Statement, the General Disclosure Package and the Prospectuses and to enter into and perform its obligations under this Agreement; and the Company is duly qualified as a foreign corporation or extra-provincial corporation, as applicable, for transaction of business and in good standing under the laws of each other jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except, in each case, where the failure to be so qualified or in good standing or have such power or authority would not or would not reasonably be likely to, individually or in the aggregate, result in a Material Adverse Effect.

(xi) Good Standing of Subsidiaries. Each Subsidiary of the Company is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization (as applicable), with the requisite power and authority to own, lease and use its properties and assets and to carry on its business as described in the Registration Statement, the General Disclosure Package and the Prospectuses and is duly qualified as a foreign corporation for transaction of business and in good standing under the laws of each other jurisdiction in which its respective ownership or lease of property or the conduct of its respective business requires such qualification, except, in each case, where the failure to be so qualified or in good standing or have such power or authority would not or would not reasonably be likely to, individually or in the aggregate, result in a Material Adverse Effect. Except as otherwise disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, all of the issued and outstanding shares of capital stock of each Subsidiary of the

Company have been duly authorized and validly issued, and are fully paid, non-assessable and free of preemptive and similar rights to subscribe for or purchase securities, and all of the capital stock or other equity interests of each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any lien, charge, security interest, encumbrance, right of first refusal or other restriction. The only direct and indirect subsidiaries of the Company are Aeterna Zentaris GmbH, Aeterna Zentaris, Inc. and Zentaris IVF GmbH (collectively, the “Subsidiaries”).

(xii) Capitalization. The authorized, issued and outstanding capitalization is as set forth in the Registration Statement, the General Disclosure Package and the Prospectuses as of the dates referred to therein (other than the grant of additional options under the Company’s existing stock option plan, or changes in the number of outstanding Common Shares due to the issuance of shares upon the exercise or conversion of securities exercisable for, or convertible into, Common Shares outstanding on the date hereof or as a result of issuances pursuant to this Agreement). The outstanding Common Shares have been duly authorized and validly issued and are fully paid and non-assessable. None of the outstanding Common Shares were issued in violation of the pre-emptive or other similar rights of any securityholder of the Company.

(xiii) Authorization of Agreement. This Agreement has been duly authorized, executed and delivered by the Company, and is a valid and binding agreement of, the Company, enforceable in accordance with its terms, except as rights to indemnification hereunder may be limited by applicable law and except as the enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

(xiv) Authorization and Description of Securities. The Offered Shares forming part of the Units to be purchased by the Underwriters from the Company have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Company pursuant to this Agreement against and upon payment in full of the consideration set forth herein for the Units, the Offered Shares will be validly issued and fully paid and non-assessable; and the issuance of such Offered Shares is not subject to the pre-emptive or other similar rights of any securityholder of the Company. The Warrants have been duly authorized, and when executed and delivered by the Company, will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, receivership, liquidation, fraudulent conveyance, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally. The Warrant Shares have been duly authorized and reserved for issuance pursuant to the terms of the Warrants, and when issued by the Company upon valid exercise of the Warrants and payment in full of the exercise price therefor, will be validly issued and fully paid and non-assessable; and the issuance of the Warrants and the Warrant Shares is not subject to pre-emptive or other similar rights of any securityholder of the Company. The Securities conform in all material respects to all statements relating thereto contained in the Registration Statement, the General Disclosure Package and the Prospectuses and such description conforms to the rights set forth in the instruments defining the same.

(xv) Registration Rights. No Person has any right to cause the Company to effect the registration of any securities of the Company under the Registration Statement or the qualification for distribution to the public of securities under the Canadian Final Prospectus or to be included in the Offering contemplated by this Agreement.

(xvi) Options and Warrants to Purchase Securities. Except as described in the General Disclosure Package and the Prospectuses, and other than (i) any outstanding options granted or promised to be granted pursuant to the Equity Compensation Plans (as defined below) and/or contractual arrangements with employees or executives of the Company or its Subsidiaries, or (ii) rights to acquire Common Shares pursuant to the Company’s shareholder rights plan agreement, there are no authorized or outstanding options, warrants, pre-emptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any Common Shares of the Company or any of its Subsidiaries.

(xvii) Equity Compensation Plans; Shareholder Rights Plan. The description of the Company’s employee stock option plan (collectively, the “Equity Compensation Plans”), and the options or other rights granted thereunder, together with the Company’s shareholder rights plan agreement, as set forth in the General Disclosure Package and Prospectuses accurately and fairly presents, in all material respects, the information required to be shown with respect to such plans, arrangements, options and rights.

(xviii) Pension, Benefit Plans etc. Except as described in the General Disclosure Package and the Prospectuses, and other than the Equity Compensation Plans and health, dental and group life insurance benefits for the employees of the Company and its Subsidiaries, there are no benefit plans relating to the employees of the Company, including profit sharing, pension or other deferred compensation arrangements, retirement, health or insurance plans (oral or written), other than the Canada Pension Plan and other similar pension and health plans established and administered by any other governmental or statutory workers’ compensation insurance provided pursuant to any national, state, provincial or local statute, law, regulation or rule.

(xix) Absence of Violations, Defaults and Conflicts. Neither the Company nor any of its Subsidiaries is (A) in violation of its articles, charter, by-laws or similar organizational document, (B) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which it or any of them may be bound or to which any of the properties or assets of the Company or any Subsidiary is subject, except for such defaults that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, or (C) in violation of any law, statute, rule, regulation, judgment, order, writ or decree of any arbitrator, court, governmental body, regulatory body, administrative agency or other authority, body or agency having jurisdiction over the Company or any of its Subsidiaries or any of their respective properties, assets or operations (each, a “Governmental Entity”), except for such violations that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated herein and in the Registration Statement, the General Disclosure Package and the Prospectuses (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described therein under the caption “Use of Proceeds”) and compliance by the Company with its obligations hereunder have been duly authorized by all necessary corporate action and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any Subsidiary pursuant to, any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary may be bound or to which any of the properties or assets of the Company or any Subsidiary may be subject (except for (i) such conflicts, breaches or defaults as have been irrevocably waived and (ii) such conflicts, breaches, defaults or Repayment Events or liens, charges or encumbrances that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect), nor will such action result in any violation of (x) the provisions of the articles, charter, by-laws or similar organizational document of the Company or any of its Subsidiaries or (y) any law, statute, rule, regulation, judgment, order, writ or decree of any Governmental Entity except where such violation would not reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of its Subsidiaries.

(xx) Absence of Labor Dispute. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, no labor dispute with the employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is imminent, which, in either case, would reasonably be expected to result in a Material Adverse Effect.

(xxi) Trade Union, etc. Other than with respect to employees of Aeterna Zentaris GmbH and Zentaris IVF GmbH, no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Company’s employees by way of certification, interim certification, voluntary recognition, designation or successor rights under labour relations statutes or any similar legislation.

(xxii) Absence of Proceedings. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, there is no action, suit, claims, proceeding, inquiry or investigation before or brought by any Governmental Entity now pending or, to the Company’s knowledge, threatened, against or affecting the Company or any of its Subsidiaries, which if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to result in a Material Adverse Effect, individually or in the aggregate, or would reasonably be expected to materially and adversely affect their respective properties or assets or the consummation of the transactions contemplated in this Agreement or the performance by the Company of its obligations hereunder; and the aggregate of all pending legal or governmental proceedings to which the Company or any such Subsidiary is a party or of which any of their respective properties or assets is the subject which are not described in the Registration Statement, the General Disclosure Package and the Prospectuses, including ordinary routine litigation incidental to the business, could not reasonably be expected to result in a Material Adverse Effect.

(xxiii) Accuracy of Exhibits. There are no contracts or documents which are required to be described in the Registration Statement, the General Disclosure Package or the Prospectuses or to be filed as exhibits to the Registration Statement or filed with a Canadian Commission which have not been so described and filed as required.

(xxiv) Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any Governmental Entity is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Agreement, except such as have been already obtained or as may be required under the 1933 Act, the 1933 Act Regulations, the rules of the TSX and NASDAQ, the AMF, Canadian Securities Laws, applicable state securities laws or blue sky laws, or the by-laws and rules of the Financial Industry Regulatory Authority (“FINRA”).

(xxv) Possession of Licenses and Permits. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, the Company and each of its Subsidiaries possess or have obtained, all licenses, certificates, consents, orders, approvals, permits and other authorizations issued by, and have made all declarations and filings with, the appropriate federal, state, local or foreign governmental or regulatory authorities that are necessary for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Registration Statement, the General Disclosure Package and the Prospectuses (the “Governmental Licenses”), except where the failure to possess, obtain or make the same would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and its Subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. All of such Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, neither the Company nor any of its Subsidiaries have received written notice of any proceeding relating to revocation or modification of any such Governmental License or has any reason to believe that such Governmental License will not be renewed in the ordinary course, except where such revocation, modification or failure to obtain any such renewal would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(xxvi) Title to Property. Neither the Company nor any of its Subsidiaries owns or has title to any real property. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, the Company and its Subsidiaries have good and marketable title to all personal property (excluding Intellectual Property, which is addressed below) owned by them that are material to the businesses of the Company or such Subsidiary, in each case free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind, except those that (i) do not, individually or in the aggregate, materially interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries or (ii) would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect; and all of the leases and subleases material to the business of the Company and its Subsidiaries, considered as one enterprise, and under which the Company or any of its Subsidiaries holds properties described in the Registration Statement, the General Disclosure Package and the Prospectuses, are in full force and effect, and neither the Company nor any such Subsidiary has any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued quiet possession of the leased or subleased premises under any such lease or sublease. Any real property described in the Registration Statement, the General Disclosure Package and the Prospectuses as being leased by the Company and any of its Subsidiaries is held by them under valid, existing and enforceable leases, except those that (A) do not materially interfere with the use made or proposed to be made of such property by the Company or any of its Subsidiaries or (B) would not be reasonably expected, individually or in the aggregate, to result in a Material Adverse Effect.

(xxvii) Possession of Intellectual Property. The Company, or one of its Subsidiaries, is the sole and exclusive owner of, or has obtained valid and enforceable licenses for, or other rights to use, the inventions, patent applications, patents, trademarks (both registered and unregistered), trade names, service names, copyrights, trade secrets and other proprietary information described in the Registration Statement, the General Disclosure Package and the Prospectuses as either being owned or licensed by it or necessary for the conduct of its business as currently conducted as described in the Registration Statement, the General Disclosure Package and the Prospectuses (collectively, “Intellectual Property”), except where the failure to own, license or have such rights would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as set forth in the Registration Statement, the General Disclosure Package and Prospectuses or as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect: (i) to the Company’s knowledge, there are no third parties who have ownership rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to the Company; (ii) to the Company’s knowledge, there is no infringement by third parties of any Intellectual Property; (iii) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (iv) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others challenging the validity, scope or enforceability of any Intellectual Property, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim; (v) there is no pending or, to the Company’s knowledge, threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, trade name, service name, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any facts which could form a reasonable basis for any such action, suit, proceeding or claim upon commercialization of the product candidates described in the Registration Statement, the General Disclosure Package and the Prospectuses; (vi) there is no patent or patent application known to the Company that contains claims that interfere with the issued or pending claims of any of the Intellectual Property; (vii) to the Company’s knowledge, no employee of the Company or any Subsidiary is in or has ever been in violation of any term of any patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement with, or any restrictive covenant to, a former employer where the basis of such violation relates to such employee’s employment with the Company or any Subsidiary, or actions undertaken by the employee while employed with the Company or any Subsidiary; and (viii) to the Company’s knowledge, there is no prior art that may render any patent application owned by the Company or by any of its Subsidiaries of the Intellectual Property unpatentable that has not been disclosed to the U.S. Patent and Trademark Office. All material assignments from inventors to the Company or to one of its Subsidiaries have been obtained and filed with the appropriate patent offices for all of the Company’s and its Subsidiaries’ patent applications. To the Company’s knowledge, the Company and each of its Subsidiaries has taken all commercially reasonable steps to protect, maintain and safeguard each of their respective rights in all Intellectual Property, including the execution of appropriate nondisclosure and confidentiality agreements.

(xxviii) Trials. The clinical, pre-clinical and other trials, studies and tests conducted by or on behalf of or sponsored by the Company, or in which the Company has participated, that are described in the Registration Statement, the General Disclosure Package and the Prospectuses or the results of which are referred to in the Registration Statement, the General Disclosure Package and the Prospectuses were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and all applicable statutes, rules, regulations and policies of the U.S. Food and Drug Administration (the “FDA”) and comparable drug regulatory agencies outside of the United States to which it is subject (collectively, the “Regulatory Authorities”), including, without limitation, 21 C.F.R. Parts 50, 54, 56, 58, and 312, and current Good Clinical Practices and Good Laboratory Practices; the descriptions in the Registration Statement, the General Disclosure Package and the Prospectuses

of the preliminary or interim results of such studies and tests received by the Company to date are accurate and complete in all material respects and fairly present the data derived from such trials, studies and tests, and except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, the Company has no knowledge of any other trials, studies or tests the results of which are inconsistent with or otherwise call into question the results described or referred to in the Registration Statement, the General Disclosure Package and the Prospectuses; the Company has operated and is currently in compliance in all material respects with all applicable statutes, rules, regulations and policies of the Regulatory Authorities; and the Company has not received any notices, correspondence or other communication from the Regulatory Authorities or any other governmental agency which could lead to the termination or suspension of any clinical or pre-clinical trials, studies or tests that are described in the Registration Statement, the General Disclosure Package and the Prospectuses or the results of which are referred to in the Registration Statement, General Disclosure Package and the Prospectuses and, to the Company’s knowledge, there is no reasonable basis for the same.

(xxix) Environmental Laws. Except as described in the Registration Statement, the General Disclosure Package and the Prospectuses or as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (A) neither the Company nor any of its Subsidiaries is in violation of any federal, state, provincial, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products, asbestos-containing materials or mold (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”), (B) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws to conduct their respective businesses as described in the Registration Statement, the General Disclosure Package and the Prospectuses and are each in compliance with their requirements, (C) there are no pending or, to the Company’s knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries and (D) to the Company’s knowledge, there are no events or circumstances that would reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or Governmental Entity, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(xxx) Accounting Controls and Disclosure Controls. The Company has and keeps accurate books and records and maintains on a consolidated basis effective internal control over financial reporting (as defined under Rule 13a-15 and 15d-15 under the 1934 Act Regulations and within the meaning of Canadian Securities Laws) and a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with management’s general or specific authorization; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with Canadian Securities Laws and IFRS (in the case of financial statements prepared in respect of periods ending prior to January 1, 2011, in conformity with Canadian Securities Laws and Canadian GAAP) and to maintain accountability for assets; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Except as described in the Registration Statement, the General Disclosure Package and the Prospectuses, since December 31, 2012, there has been (1) no material weakness in the Company’s internal control over financial reporting (whether or not remediated) and (2) no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company maintains on a consolidated basis an effective system of disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the 1934 Act Regulations and within the meaning of Canadian Securities Laws) that are designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act or Canadian Securities Laws is recorded, processed, summarized and reported, within the time periods specified in the Commission’s or any Canadian Commission’s, as the case may be, rules and forms, and is accumulated and communicated to the Company’s management, including its principal executive officer or officers and principal financial officer or officers, as appropriate, to allow timely decisions regarding disclosure.

(xxxi) Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or, to the knowledge of the Company, any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(xxxii) Payment of Taxes. The Company and its Subsidiaries each (i) have timely filed all necessary federal, state, provincial, local and foreign tax returns, and all such returns were true, complete and correct, (ii) have paid all federal, state, provincial, local and foreign taxes, assessments, governmental or other charges due and payable for which it is liable, including, without limitation, all sales and use taxes and all taxes which the Company or any of its Subsidiaries is obligated to withhold from amounts owing to employees, creditors and third parties, and (iii) do not have any tax deficiency or claims outstanding or assessed or, to the best of its knowledge, proposed against any of them or any of their respective properties or assets, except those, in each of the cases described in clauses (i), (ii) and (iii) of this subparagraph (xxvi), that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. The Company and its Subsidiaries have not engaged in any transaction which is a corporate tax shelter or which could be characterized as such by the Internal Revenue Service or any other taxing authority. The accruals and reserves on the books and records of the Company and its Subsidiaries in respect of tax liabilities for any taxable period not yet finally determined are adequate to meet any assessments and related liabilities for any such period, and since December 31, 2012 the Company and its Subsidiaries have not incurred any liability for taxes other than in the ordinary course.

(xxxiii) Insurance. The Company and its Subsidiaries carry or are entitled to the benefits of insurance, with financially sound and reputable insurers, in such amounts and covering such risks as is adequate and customary for companies engaged in the same or similar business, including but not limited to, policies covering real and personal property owned or leased by the Company and its Subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes and policies covering the Company and its Subsidiaries for product liability claims, and all such insurance is in full force and effect. The Company has no reason to believe that it or any of its Subsidiaries will not be able (A) to renew its existing insurance coverage as and when such policies expire or (B) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not reasonably be expected to result in a Material Adverse Effect. Neither of the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

(xxxiv) Investment Company Act. The Company is not required, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the Registration Statement, the General Disclosure Package and the Prospectuses will not be required, to register as an “investment company” under the Investment Company Act of 1940.

(xxxv) Company is not a “Passive Foreign Investment Company”. As of the date hereof, the Company believes, after due inquiry, and based on its current operations and expected financial results, that it will not constitute a “passive foreign investment company,” as such term is defined in the Internal Revenue Code of 1986, as amended (the “Code”), for the taxable year ended December 31, 2013.

(xxxvi) Company is not a “Controlled Foreign Corporation”. As of the date hereof, the Company is not a “controlled foreign corporation,” as such term is defined in the Code, and does not expect to become a controlled foreign corporation.

(xxxvii) Absence of Manipulation. Neither the Company nor any affiliate of the Company has taken, nor will the Company or any affiliate take, directly or indirectly, any action which is designed, or would be expected, to cause or result in, or which constitutes, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Securities or to result in a violation of the Canadian Securities Laws or Regulation M under the 1934 Act.

(xxxviii) Foreign Corrupt Practices Act. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada), as amended (“the CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA), or any “foreign public official” (as such term is defined in the CFPOA), or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA and the CFPOA, and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA.

(xxxix) Money Laundering Laws. The operations of the Company and its Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970 (United States), as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”); and no action, suit or proceeding by or before any Governmental Entity involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(xl) OFAC. None of the Company, any of its Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of its Subsidiaries is an individual or entity (“Person”) currently the subject or target of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), the United Nations Security Council (“UNSC”), the European Union, Her Majesty’s Treasury (“HMT”), or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any Subsidiary located, organized or resident in a country or territory that is the subject of Sanctions, except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses; and the Company will not directly or indirectly use the proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any Subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions, except as permitted by and in strict compliance with the rules of OFAC.

(xli) Lending Relationship. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses, the Company (i) does not have any material lending or other material relationship with any bank or lending affiliate of any Underwriter and (ii) does not intend to use any of the proceeds from the sale of the Securities to repay any outstanding debt owed to any affiliate of any Underwriter.

(xlii) Statistical and Market-Related Data. Any statistical, demographical and market-related data included in the Registration Statement, the General Disclosure Package or the Prospectuses are based on or derived from sources that the Company believes, after reasonable inquiry, to be reliable and accurate and, to the extent required, the Company has obtained the written consent to the use of such data from such sources.

(xliii) FINRA Matters. All of the information provided to the Underwriters or to counsel for the Underwriters by the Company and, to the knowledge of the Company, its officers and directors and the holders of any securities (debt or equity) or options to acquire any securities of the Company in connection with letters, filings or other supplemental information provided to FINRA pursuant to FINRA Conduct Rule 5110, 5121 or 5190 is true, complete and correct in all material aspects.

(xliv) Stock Exchange Listings. The Company’s outstanding Common Shares are listed for trading on the NASDAQ and the Offered Shares and the Warrant Shares are approved for listing, subject to official notice of issuance, on NASDAQ. The Company’s outstanding Common Shares are listed and posted for trading on the TSX under the symbol “AEZ”. Concurrently with execution of this Agreement, the Company has applied for conditional approval for listing and trading of the Offered Shares and Warrant Shares on the TSX, subject to satisfaction by the Company of the conditions imposed by the TSX; subject to the foregoing, all acts have been taken and all documents have been filed under Canadian Securities Laws and TSX and NASDAQ rules (except post-closing matters) to enable the Offered Shares and Warrant Shares to trade on the TSX and NASDAQ.

(xlv) Audit Committee. The Company’s board of directors has validly appointed an audit committee whose composition satisfies the requirements of National Instrument 52-110 -

Audit Committees, Rule 10A-3 under the 1934 Act and the NASDAQ marketplace rules. The audit committee of the Company operates in accordance with all material requirements of NI 52-110 - Audit Committees and has adopted a charter that satisfies the 1934 Act and the NASDAQ marketplace rules.

(xlvi) Transfer Agent. Computershare Trust Company of Canada has been duly appointed as registrar and transfer agent for the Common Shares of the Company in Canada, and Computershare Trust Company, N.A. has been co-appointed as registrar and transfer agent for the Common Shares of the Company in the United States, including the Offered Shares and Warrant Shares.

(xlvii) Corporate Records. All existing minute books of the Company and each of its Subsidiaries, including all existing records of all meetings and actions of the board of directors (including, Audit, Compensation, Nominating and Corporate Governance and other board committees) and shareholders of the Company since January 1, 2012 (collectively, the “Corporate Records”) have been made available to the Representative and its counsel and all such Corporate Records are complete. There are no transactions, agreements or other actions of the Company or any of its Subsidiaries that are required to be recorded in the Corporate Records that are not properly approved and/or recorded in the Corporate Records. The Company is a “reporting issuer” in each Canadian Reporting Jurisdiction that recognizes the concept of reporting issuer, and is not on the list of defaulting reporting issuers maintained with the Canadian Commissions in each Canadian Reporting Jurisdiction that maintains such a list, and is in all material respects in compliance with the by-laws, rules and regulations of the TSX.

(xlviii) Forward-Looking Statements. No forward-looking statement or forward looking information (within the meaning of Section 27A of the 1933 Act, Section 21E of the 1934 Act, Section 225.0.1 of the Securities Act (Quebec) and Parts 4A and 4B of National Instrument 51-102-Continuous Disclosure Obligations) contained in either the General Disclosure Package or the Prospectuses, if any, has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

(xlix) Canadian Filings. The Company has filed all documents required to be filed by it with the Canadian Commissions under Canadian Securities Laws, and no document has been filed on a confidential basis with the Canadian Commissions that remains confidential at the date hereof, other than material contracts filed with the Canadian Commissions with certain provisions redacted as permitted by Canadian Securities Laws. None of the documents filed by or on behalf of the Company in accordance with applicable Canadian Securities Laws contained, as at the date of the filing thereof, a misrepresentation (as defined under Quebec Securities Laws).

(l) No Cease Trade Orders. No Canadian Commission or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company, no such proceeding is, to the knowledge of the Company, pending, contemplated or threatened, and the Company is not in default of any requirement of Canadian Securities Laws except such as would not result in a Material Adverse Effect.

(li) Public Disclosure Record. As of the date hereof, (a) there are no material facts or material changes (within the meaning of applicable securities laws) relating to the Company or its Subsidiaries, or their respective businesses, which have not been publicly disclosed in the Company’s continuous disclosure filings or in one or more of the Company’s press releases, (b) no confidential material change report has been filed that remains confidential at the date hereof, and (c) the Company has filed all documents required to be filed by it under applicable Canadian Securities Laws and U.S. Securities Laws, and such documents do not contain a misrepresentation (within the meaning of applicable Canadian Securities Laws), or contain an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

(lii) Non-Arm’s-Length Transactions. Neither the Company nor any Subsidiary owes any amount to, nor has the Company or any Subsidiary made any present loans to, or borrowed any amount from, or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at “arm’s-length” (as such term is defined in the Income Tax Act (Canada)) with any of them except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company or any Subsidiary. Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectuses and except for usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Company nor any Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other person not dealing at arm’s-length with the Company and the Subsidiaries.

(liii) Related Party Transactions. There are no business relationships, related-party transactions or off-balance sheet arrangement (as defined in Item 5.E. of Form 20-F) or any other non-arm’s length transactions involving the Company that are required to be disclosed that have not been described in the Registration Statement, the General Disclosure Package and the Prospectuses.

(liv) Brokers. Except for the Underwriters, there is no person, firm or corporation acting or purporting to act for the Company, entitled to any brokerage or finder’s fee in connection with this Agreement or any of the transactions contemplated hereunder.

(lv) No Outstanding Loans or Other Extensions of Credit. Since January 1, 2011, neither the Company nor any of its Subsidiaries has extended or maintained credit, arranged for the extension of credit, or renewed any extension of credit, in the form of a personal loan, to or for any shareholder, director or executive officer (or equivalent thereof) of the Company and/or such Subsidiary and there are no such loans to, or indebtedness owing by, any shareholder, director or executive officer (or equivalent thereof) of the Company and/or such Subsidiary outstanding.

(lvi) No Withholding. All payments to be made by the Company hereunder shall be made without withholding or deduction for or on account of any present or future taxes, duties or governmental charges whatsoever unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In that event, other than any income tax that may be levied on the income of the Underwriters or withholding, if any, with respect to such income tax, the Company shall pay such additional amounts as may be necessary in order that the net amounts received after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

(lvii) No Rating. No securities of the Company or any of its Subsidiaries have been rated by any “nationally recognized statistical rating organization” (as defined for purposes of Rule 436(g) under the 1933 Act).

(b) Officer’s Certificates. Any certificate signed by any officer of the Company or any of its Subsidiaries delivered to the Representative or its counsel shall be deemed a representation and warranty by the Company to the Underwriters as to the matters covered thereby.

(c) Knowledge. In this Agreement, a reference to “knowledge” of the Company means the knowledge of the relevant executive officers of the Company after reasonable inquiry.

(d) Reliance. The Company acknowledges that the Underwriters and, for purposes of the opinions to be delivered pursuant to Section 5 hereof, counsel to the Company and counsel to the Underwriters will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

SECTION 2. Sale and Delivery to the Underwriters; Closing.

The Company hereby confirms its agreement with the Underwriters concerning the purchase and sale of the Securities as follows:

(a) Purchase and Sale. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to the Underwriters and the Underwriters agree to purchase from the Company, at the price per Unit set forth on the first page hereof, that number of Units set forth in Section 25 hereof.

(b) Underwriters’ Commission. In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Company agrees to pay to the Underwriters an aggregate underwriting fee equal to US$792,000.00, such cash commission representing US$0.072 per Unit (the “Underwriters’ Commission”). The Underwriters’ Commission may be deducted by the Underwriters from the proceeds of sale of the Units on the Closing Date. In addition, the Company agrees to pay to the Underwriters, and in the manner specified by the Underwriters, all fees, disbursements and expenses incurred by the Underwriters in accordance with the provisions in Section 4 hereof.

(c) Closing Date; Payment; Delivery of Units and Closing Mechanics. Payment of the purchase price for the Units shall be made by wire transfer of immediately available funds payable to the order of the Company against delivery of the Offered Shares and Warrants comprising the Units to the Representative, at the offices of Norton Rose Fulbright Canada LLP at 8:30 a.m., Eastern Standard Time, or at such other place as the Representative and the Company may agree on the Closing Date, on the third (fourth, if the pricing occurs after 4:30 P.M. (New York City time) on any given day) business day after the date hereof, or such other time not later than ten business days after such date as shall be agreed upon by the Representative and the Company such time and date of delivery and payment being herein called the “Closing Date”).

The Company shall deliver, or cause to be delivered, to the Representative for the accounts of the Underwriters an electronic deposit representing the Offered Shares on the Closing Date, which delivery shall, be made through the facilities of the Depository Trust Company’s DWAC system, and shall physically deliver, or cause to be physically delivered, the Warrants to the Representative, or as the Representative may direct, against the irrevocable release of a wire transfer of immediately available funds for the amount of the Offering Price therefor. The Offered Shares and the Warrants shall be registered in such names and denominations as the Representative shall have requested at least two (2) full business day prior to the Closing Date.

SECTION 3. Covenants of the Company. The Company covenants with each of the Underwriters as follows:

(a) Compliance with Securities Regulations and Commission Requests. The Company, subject to Section 3(b), agrees: (i) to make no further amendment or supplement prior to the Closing Date to the Registration Statement or any amendment or supplement to the Prospectuses without the consent of the Representative, which consent shall not be unreasonably withheld or delayed; (ii) for so long as the delivery of a prospectus and/or a prospectus supplement is required in connection with the Offering or sale of the Units, to advise the Representative promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement or amendment to the Prospectuses has been filed and to furnish the Representative with copies thereof; (iii) for so long as the delivery of a prospectus and/or a prospectus supplement is required in connection with the Offering or sale of the Units, to file promptly all reports required to be filed by the Company with the Commission; (iv) to file all reports and other documents required to be filed by the Company with the Canadian Commissions to comply with Canadian Securities Laws and with the rules of TSX and NASDAQ to procure and ensure the continued listing of the Common Shares thereon subsequent to the date of the Prospectus Supplements and for so long as the delivery of a prospectus and/or a prospectus supplement is required in connection with the Offering or sale of the Units; and, for so long as the delivery of a prospectus is required in connection with the Offering or sale of the Units, to provide the Underwriters with a copy of such reports and statements and other documents filed by the Company pursuant to Section 13, 14 or 15(d) of the 1934 Act or pursuant to Canadian Securities Laws and to promptly notify the Representative of such filing; (v) to advise the Representative, promptly after it receives notices, (x) of any request by the AMF or the Commission to amend or supplement the Registration Statement, the Canadian Base Prospectus, the U.S. Base Prospectus, the U.S. Prospectus Supplement, the Canadian Prospectus Supplement or any Issuer Free Writing Prospectus or for additional information with respect thereto or (y) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or the issuance by any Canadian Commission of any order having the effect of ceasing or suspending the trading or distribution of any securities issued by the Company or the use of, or distribution of securities under, the Prospectuses, respectively, or the institution or threatening of any proceeding for any such purpose; (vi) to advise the Representative promptly of the happening of any event within the time during which a prospectus relating to the Units is required to be delivered under the 1933 Act or Canadian Securities Laws which could require the making of any change in the Prospectuses, if any, then being used so that the Prospectuses would (x) constitute full, true and plain disclosure of all material facts relating to the Securities and (y) not include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they are made, not misleading, and, during such time, subject to Section 3(b) hereof, to prepare and furnish promptly to the Underwriters, at the Company’s expense, such amendments or supplements to the Prospectuses, as may be necessary to reflect any such change; and (vii) for so long as the delivery of a prospectus is required in connection with the Offering or sale of the Units, in the event the Commission shall issue any order suspending the effectiveness of the Registration Statement or any Canadian Commission shall issue any order having the effect of ceasing or suspending the trading or distribution of any securities issued by the Company, promptly to use its reasonable best efforts to obtain the withdrawal of such order at the earliest practicable moment; and to use its reasonable best efforts to prevent the issuance of any such order.

(b) Continued Compliance with Securities Laws. The Company will comply with the requirements of the Shelf Procedures and General Instruction II.L of Form F-10 and file the Canadian Prospectus Supplement with the AMF on the earlier of the first date the Canadian Prospectus Supplement is delivered to a prospective purchaser and the day which is two (2) business days following the date of this Agreement, and file the U.S. Prospectus Supplement with the Commission within one (1) business day following the filing of the Canadian Prospectus Supplement with the AMF. If during the period in which a prospectus and/or a prospectus supplement is required by law to be delivered by the Underwriters or a dealer in connection with the distribution of the Units contemplated by the Prospectuses, any event shall occur that makes any statement made in the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus untrue or that as a result of which, in the judgment of the Company or in the reasonable opinion of the Representative or its counsel, it becomes necessary to amend or supplement the Registration Statement in order to make the statements therein not misleading, or the U.S. Prospectus or the Canadian Prospectus in order to (i) constitute full, true and plain disclosure of all material facts; and (ii) make the statements therein, in the light of the circumstances in which they are made, not misleading or, if it is necessary at any time to amend or supplement the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus, to comply with any law, the Company promptly will prepare and file with the Commission and the AMF, and furnish at its own expense to the Underwriters, an appropriate amendment to the Registration Statement or Canadian Prospectus or supplement to the U.S. Prospectus, Canadian Prospectus or any applicable Issuer Free Writing Prospectus, so that the Registration Statement or any Issuer Free Writing Prospectus as so amended or the U.S. Prospectus or the Canadian Prospectus, as so amended or supplemented, will (i) constitute full, true and plain disclosure of all material facts; and (ii) not, in the light of the circumstances when it is so delivered, be misleading, or so that the Registration Statement, the U.S. Prospectus, the Canadian Prospectus or any Issuer Free Writing Prospectus will comply with such law. Before amending the Registration Statement or any Issuer Free Writing Prospectus or amending or supplementing the U.S. Prospectus or the Canadian Prospectus in connection with the Offering of the Units, the Company will furnish the Underwriters with a copy of such proposed amendment or supplement and provide the Representative and its counsel with reasonable time for review and will not file any such amendment or supplement to which the Representative reasonably objects.

(c) Underwriters’ Review of Proposed Amendments and Supplements. Prior to amending or supplementing the Registration Statement, the Preliminary Prospectuses, the Canadian Final Prospectus or the U.S. Final Prospectus (including any amendment or supplement through incorporation by reference of any document) in connection with or in relation to the Offering, the Company shall furnish to the Underwriters for review, a reasonable amount of time prior to the proposed time of filing or use thereof, a copy of each such proposed amendment or supplement, and the Company shall not file or use any such proposed amendment or supplement without the Underwriters’ consent, which shall not be unreasonably delayed, conditioned or withheld.

(d) Delivery of Registration Statements. If requested, the Company will deliver to the Underwriters and Representative’s counsel, without charge, copies of (i) the Canadian Base Prospectus as electronically filed with the AMF and (ii) the Registration Statement as electronically filed with the Commission, and each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and signed copies of all consents and certificates of experts, and if requested, will also deliver to the Underwriters, without charge, a conformed copy of the Canadian Base Prospectus and the Registration Statement as originally electronically filed and each amendment thereto (without exhibits). The copies of the Canadian Base Prospectus, the Registration Statement, and each amendment thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the AMF and with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(e) Delivery of Prospectuses. The Company has delivered, or will deliver, to the Underwriters, without charge, as many copies of each Prospectus Supplement as the Representative may reasonably request, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. The Company will furnish to the Underwriters, without charge, during the period when a prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, such number of copies of the Prospectuses (as amended or supplemented) as the Representative may reasonably request. The Prospectuses and any amendments or supplements thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the AMF or the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T.

(f) Blue Sky Qualifications. The Company will use its reasonable best efforts, in cooperation with the Representative, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions (domestic or foreign) as the Representative may designate and to maintain such qualifications in effect so long as required to complete the distribution of the Securities; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. The Company will advise the Underwriters promptly of the suspension of the qualification or registration of (or any exemption relating to) the Securities for offering, sale or trading in any jurisdiction or any initiation or threat of any proceeding for any such purpose, and in the event of the issuance of any order suspending such qualification, registration or exemption, the Company shall use its commercial best efforts to obtain the withdrawal thereof at the earliest possible moment.

(g) Rule 158. The Company will make generally available to its securityholders as soon as practicable, but in any event not later than sixteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the 1933 Act), an earnings statement of the Company and its Subsidiaries (which need not be audited) complying with Section 11(a) of the 1933 Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule158).

(h) Use of Proceeds. The Company will use the net proceeds received by it from the sale of the Units in the manner specified in the Registration Statement, the General Disclosure Package and the Prospectuses under the caption “Use of Proceeds.”

(i) Transfer Agent. The Company shall maintain, at its expense, a registrar and transfer agent for the Common Shares, both in Canada and the United States.

(j) OFAC Compliance. The Company will not directly or indirectly use any proceeds of the sale of the Securities, or lend, contribute or otherwise make available such proceeds to any Subsidiaries, joint venture partners or other Person, to fund any activities of or business with any Person, or in any country or territory, that, at the time of such funding, is the subject of Sanctions or in any other manner that will result in a violation by any Person (including any Person participating in the transaction, whether as an underwriter, advisor, investor or otherwise) of Sanctions, except as permitted by and in strict compliance with the OFAC Licenses.

(k) Listing. The Company will use its commercially reasonable efforts to effect and maintain the listing of the Offered Shares and the Warrant Shares on the TSX and NASDAQ (or The NASDAQ Capital Market) for a period of at least 12 months.

(l) Restriction on Sale of Securities. During a period of forty-five (45) days commencing on and including the date hereof, the Company will not, without the prior written consent of the Representative, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell (including, without limitation, any short sale), grant any option, right or warrant to purchase or otherwise transfer or dispose of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, (ii) file any registration statement under the 1933 Act or prospectus under Canadian Securities Laws with respect to any of the foregoing (excluding, however, any shelf registration statement and any base shelf prospectus), (iii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Common Shares, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of Common Shares or such other securities, in cash or otherwise, or (iv) publicly announce an intention to effect any transaction specified in clause (i), (ii) or (iii). The foregoing sentence shall not apply to (A) the Securities to be issued or sold hereunder, (B) any Common Shares issued by the Company upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Registration Statement, the General Disclosure Package and the Prospectuses, (C) any Common Shares issued or options to purchase Common Shares granted pursuant to the Company’s existing stock option plan referred to in the Registration Statement, the General Disclosure Package and the Prospectuses, or (D) any Common Shares issued at an effective price per Common Share not less than the initial public offering price of the Units set forth on the cover pages of the Prospectuses. Notwithstanding the foregoing, if (1) during the last 17 days of the forty-five (45) day restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs or (2) prior to the expiration of the forty-five (45) day restricted period, the Company announces that it will issue an earnings release or becomes aware that material news or a material event will occur during the 16-day period beginning on the last day of the forty-five (45) day restricted period, the restrictions imposed in this clause (i) shall continue to apply until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, unless the Representative waives, in writing, such extension.

(m) Reporting Requirements. The Company, during the period when a Prospectus relating to the Securities is (or, but for the exception afforded by Rule 172, would be) required to be delivered under the 1933 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and 1934 Act Regulations and shall file with the Canadian Commissions all documents required to be filed therewith under, and within the time periods required by, Canadian Securities Laws.

(n) Press Releases. Up to and including the Closing Date, and subject to compliance with applicable law, any press release of the Company in relation to the Offering will be provided in advance to the Representative, and the Company will agree to the form and substance thereof with the Representative, prior to the release thereof, provided that nothing contained in this subsection shall prevent the Company from issuing a press release forthwith in the event that the Company’s counsel advises the Company that it is necessary in order to comply with securities laws or the rules or requirements of the TSX or NASDAQ.

(o) Issuer Free Writing Prospectuses. The Company agrees that, unless it obtains the prior written consent of the Representative, it will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Representative will be deemed to have consented to the Issuer Free Writing Prospectuses listed on Schedule A hereto and any “written communication that is a road show” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Underwriters. The Company represents that it has treated or agrees that it will treat each such free writing prospectus consented to, or deemed consented to, by the Representative as an “issuer free writing prospectus,” as defined in Rule 433, and that it has complied and will comply with the applicable requirements of Rule 433 with respect thereto, including timely filing with the Commission where required, legending and record keeping. If at any time following issuance of an Issuer Free Writing Prospectus there occurred or occurs an event or development as a result of which such Issuer Free Writing Prospectus conflicted or would conflict with the information contained in the Registration Statement, any Preliminary Prospectus or the Prospectuses or included or would include an untrue statement of a material fact or omitted or would omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at that subsequent time, not misleading, the Company will promptly notify the Representative and will promptly amend or supplement, at its own expense, such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission. Without the prior written consent of the Company, the Underwriters will not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus,” or a portion thereof, required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the Company will be deemed to have consented to the Issuer Free Writing Prospectuses listed on Schedule A hereto and any “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) that has been reviewed by the Company.

(p) Investment Limitation. The Company shall not invest or otherwise use the proceeds received by the Company from its sale of the Securities in such a manner as would require the Company or any of its Subsidiaries to register as an investment company under the Investment Company Act.

(q) No Stabilization or Manipulation; Compliance with Regulation M. The Company will not take, directly or indirectly, any action designed to or that might be reasonably expected to cause or result in stabilization or manipulation of the price of the Common Shares or any other reference security, whether to facilitate the sale or resale of the Securities or otherwise, and the Company will, and shall cause each of its affiliates to, comply with all applicable provisions of Regulation M. If the limitations of Rule 102 of Regulation M (“Rule 102”) do not apply with respect to the Securities or any other reference security pursuant to any exception set forth in Section (d) of Rule 102, then promptly upon notice from the Underwriters (or, if later, at the time stated in the notice), the Company will, and shall cause each of its affiliates to, comply with Rule 102 as though such exception were not available but the other provisions of Rule 102 (as interpreted by the Commission) did apply.

The Underwriters may, in their sole discretion, waive in writing the performance by the Company of any one or more of the foregoing covenants or extend the time for their performance.

SECTION 4. Payment of Expenses.

(a) Expenses. Whether or not the Offering of the Units contemplated hereby is consummated, the Company will pay or cause to be paid all expenses incident to the performance of its obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) and Canadian Prospectus as originally filed and each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of copies of each Preliminary Prospectus, each Issuer Free Writing Prospectus of which is it aware and of which it consents to the use thereof, and the Prospectuses and any amendments or supplements thereto and any costs associated with electronic delivery of any of the foregoing by the Underwriters to investors, (iii) the preparation, issuance and delivery of the certificates for the Offered Shares and the Warrants comprising the Units to the Underwriters, including any stock or other transfer taxes and any stamp or other duties payable upon the sale, issuance or delivery of the Offered Shares and the Warrants comprising the Units to the Underwriters, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(e) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Representative in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the fees and expenses of any transfer agent or registrar for the Securities, (vii) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of aircraft and other transportation chartered in connection with the road show, (viii) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Representative in connection with, the review by FINRA of the terms of the sale of the Units, (ix) the fees and expenses incurred in connection with the listing of the Offered Shares and the Warrant Shares on the TSX and NASDAQ, (x) the costs and expenses (including, without limitation, any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Units made by the Underwriters caused by a breach of the representation contained in the third sentence of Section 1(a)(ii), and (xi) the reasonable and documented out-of-pocket expenses of the Underwriters in connection with the Offering of the Securities (other than legal fees and expenses of U.S. and Canadian counsel, which shall be addressed in clause (xii) below), and (xii) fees and disbursements to U.S. and Canadian legal counsel to the Representative in the aggregate amount of $40,000. In no event shall the total compensation paid to the Underwriters, including any selling group members or other securities brokers and dealers participating in the Offering of the Units, exceed 8.0% of the gross proceeds to the Company from the sale of the Units as contemplated hereby.

(b) Termination of Agreement. If this Agreement is terminated by the Representative in accordance with the provisions of Section 5, Section 10(a)(i) or (iii), the Company shall reimburse the Underwriters upon demand and, if requested by the Company, receipt of written invoices, for all of its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Representative, that shall have been incurred by the Representative in connection with this Agreement and the Offering and sale of the Units.

(c) Allocation of Expenses. The provisions of this Section shall not affect any agreement that the Company may make for the sharing of such costs and expenses.

SECTION 5.

(a) Conditions of the Underwriters’ Obligations. The obligations of the Underwriters to purchase and pay for the Securities as provided hereunder are subject to the accuracy of the representations and warranties of the Company contained herein or in certificates of any officer of the Company or any of its Subsidiaries delivered pursuant to the provisions hereof, to the performance by the Company of the covenants and other obligations hereunder, and to each of the following further conditions precedent:

(i) Company Compliance with Prospectus and Registration Requirements; No Stop Order; No Objection from FINRA. For the period from and after effectiveness of this Agreement and prior to the Closing Date:

1. the U.S. Prospectus Supplement shall have been filed with the Commission in the manner and within the time period required by the 1933 Act, and the Canadian Prospectus Supplement shall have been filed with the AMF in accordance with Canadian Securities Laws;

2. no stop order suspending the effectiveness of the Registration Statement, or any post-effective amendment to the Registration Statement, shall be in effect and no proceedings for such purpose shall have been instituted or threatened by the Commission;

3. no order preventing or suspending the use of the Canadian Prospectus shall have been issued and no proceeding for that purpose shall have been initiated or threatened by any Canadian Commission or other securities regulatory authority in Canada;

4. no order, ruling, or determination having the effect of suspending the issuance, sale, exercise or conversion or ceasing the trading of the Common Shares, including the Offered Shares and the Warrant Shares, or any other securities of the Company shall have been issued by any court, securities regulatory authority or stock exchange in Canada or the United States and no proceedings for that purpose shall have been instituted or shall be pending;

5. all requests for additional information on the part of the Commission or any Canadian Commission shall have been complied with; and

6. FINRA shall have issued or indicated that it will issue, following the date hereof, a no objection letter to the fairness and reasonableness of the underwriting terms and arrangements.

(ii) Opinions of Canadian Counsel for Company. At the Closing Date, the Representative shall have received the favorable opinion addressed to the Underwriters, dated the Closing Date, of Norton Rose Fulbright Canada LLP, Canadian counsel for the Company, in form and substance satisfactory to counsel for the Representative.

(iii) Opinion and 10b-5 Statement of U.S. Counsel for Company. At the Closing Date, the Representative shall have received the favorable opinion and Rule 10b-5 negative assurance statement addressed to the Underwriters, dated the Closing Date, of Ropes & Gray LLP, U.S. counsel for the Company, in form and substance satisfactory to counsel for the Representative.

(iv) Opinion of German Counsel for Company. At the Closing Date, the Representative shall have received the favorable opinion addressed to the Underwriters, dated the Closing Date, of Verena Weyrauch, Senior Director, Human Resources and Legal Affairs of Aeterna Zentaris GmbH, German counsel for the Company, in form and substance satisfactory to counsel for the Representative.

(v) Opinion of IP Counsel for Company. At the Closing Date, the Representative shall have received the favorable opinion addressed to the Underwriters, dated the Closing Date, of Gunter Nauwald, Senior Director, Patents and Trademarks of Aeterna Zentaris GmbH, internal German IP counsel for the Company, in form and substance satisfactory to counsel for the Representative.

(vi) 10b-5 Statement of U.S. Counsel for Underwriters. At the Closing Date, the Representative shall have received a Rule 10b-5 negative assurance statement of Choate, Hall & Stewart LLP, U.S. counsel for the Underwriters, dated the Closing Date, and such counsel shall have received such documents and information as they may reasonably request to enable them to make such statement.

(vii) Officers’ Certificate. At the Closing Date, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package or the Prospectuses, any Material Adverse Effect and the Representative shall have received a certificate of the chief executive officer of the Company and of the chief financial or chief accounting officer of the Company, dated the Closing Date, to the effect that (i) there has been no such Material Adverse Effect, (ii) the representations and warranties of the Company in this Agreement are true and correct in all material respects (except, in each case, for those representations and warranties that are subject to a materiality qualification, which are true and correct in all respects) with the same force and effect as though expressly made at and as of the Closing Date, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to the Closing Date, (iv) no stop order suspending the effectiveness of the Registration Statement under the 1933 Act has been issued, no order having the effect of ceasing or suspending the trading or distribution of the Securities or the use of any Preliminary Prospectus or the Prospectuses has been issued and no proceedings for any of those purposes have been instituted or are pending or, to their knowledge, contemplated, and (v) such other matters as the Underwriters may reasonably request.

(viii) Secretary Certificates of the Company. The Underwriters having received certificates dated the Closing Date addressed to the Underwriters, signed by the Corporate Secretary of the Company or another officer acceptable to the Underwriters, acting reasonably, in such capacity and not personally, in form and content satisfactory to the Underwriters, acting reasonably, with respect to:

1. the constating documents and by-laws of the Company;

2. the resolutions of the directors of the Company relevant to the Offering, allotment, issue (or reservation for issue) and sale of the Securities, execution of the Warrant Certificates, and, as applicable, the authorization of this Agreement, and the other agreements and transactions contemplated by this Agreement; and

3. the incumbency and signatures of signing officers of the Company.

(ix) Good Standing. The Underwriters shall have received on and as of the day prior to the Closing Date satisfactory evidence of the good standing of the Company and its material Subsidiaries in their jurisdiction of organization.

(x) Auditor’s Comfort Letter. At the time of the execution of this Agreement, the Representative shall have received from PricewaterhouseCoopers LLP a “long form” comfort letter addressed to the Underwriters, dated such date, in form and substance satisfactory to the Representative, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the General Disclosure Package and the Prospectuses, and confirming that they are (i) independent public, certified public or chartered accountants as required by the 1933 Act, the 1934 Act, and all Canadian Securities Laws, and (ii) in compliance with the applicable requirements relating to the qualification of accountants under Rule 2-01 of Regulation S-X.

(xi) Bring-Down Comfort Letter. At the Closing Date, the Representative shall have received from PricewaterhouseCoopers LLP a letter addressed to the Underwriters, dated as of the Closing Date, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection Section 5(a)(x) of this Section, except that the specified date referred to shall be a date not more than two business days prior to the Closing Date.

(xii) Approval of Listing. The Offered Shares and the Warrant Shares shall have been approved for listing on NASDAQ, subject only to official notice of issuance. The TSX shall have accepted for filing notice of the Offering of the Units and shall have conditionally approved the listing of the Offered Shares and the Warrant Shares subject only to the satisfaction of customary post-closing requirements.

(xiii) Certificate of Transfer Agent. The Company having delivered to the Underwriters on the Closing Date a certificate of Computershare Trust Company of Canada, as registrar and transfer agent of the Common Shares, which certifies the number of Common Shares issued and outstanding on the business day prior to the Closing Date.

(xiv) Lock-up Agreements. At the date of this Agreement, the Representative shall have received an agreement substantially in the form of Exhibit A hereto signed by the persons listed on Schedule B hereto, and each such agreement shall be in full force and effect.

(xv) Warrant Certificates. The warrant certificates representing the Warrants issued by the Company to the purchasers of Units (the “Warrant Certificates”) having been executed and tabled by the Company, in form and substance satisfactory to the Underwriters, acting reasonably.

(xvi) Additional Documents. On or prior to the Closing Date, counsel for the Representative shall have been furnished with such documents and opinions as they may require for the purpose of enabling them to pass upon the issuance and sale of the Units as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Representative and its counsel.

If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representative by notice to the Company at any time at or prior to Closing Date, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Section 4, Section 6, Section 7, Section 16, Section 17, Section 18 and Section 19 shall survive any such termination and remain in full force and effect.

(b) Mutual Condition to the Company’s and the Underwriters’ Obligations. The obligations of the Company and the Underwriters hereunder are subject to the condition that the Company and the Underwriters shall have received, on or prior to the Closing Date, waiver agreements in favour of the Company, substantially in the form agreed upon by the Company and the Representative, executed by all of the holders of warrants of the Company issued on November 25, 2013, with respect to the waiver of certain anti-dilution rights set out in the warrant certificates governing the terms and conditions of such warrants, and each of such waiver agreements shall continue to be valid and in full force and effect on and as of the Closing Date.

If the condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Agreement may be terminated by the Representative by notice to the Company, or by the Company by notice to the Representative, at any time at or prior to Closing Date, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Section 4, Section 6, Section 7, Section 16, Section 17, Section 18 and Section 19 shall survive any such termination and remain in full force and effect.

SECTION 6. Indemnification.

(a) Indemnification of the Underwriters. The Company (for the purposes of this Section 6, the “Indemnifying Party”) agrees to indemnify and hold harmless each Underwriter, its affiliates (as such term is defined in Rule 501(b) under the 1933 Act (each, an “Affiliate”)), directors, officers, partners, employees, advisors, shareholders, agents and each person, if any, who controls such Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, and the successors and assigns of all the foregoing persons (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all loss, liability, suit, proceeding, claim, damage and expense (including the cost of investigation) (each, a “Claim” and, collectively, the “Claims”) which, jointly or severally, any such Underwriter or any such person may incur by any securities regulatory authority or any other competent authority or under the 1933 Act, the 1934 Act, Canadian Securities Laws, other federal, provincial or state statutory law or regulation, or the laws or regulations of foreign jurisdictions in which the Securities have been offered or sold, or at common law or otherwise (including in settlement of any litigation), insofar as such Claim (or actions in respect thereof as contemplated below) arises out of or is based upon:

(i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including any information deemed to be a part thereof for the purposes of Section 11 of the 1933 Act, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included (A) in any Preliminary Prospectus, any Issuer Free Writing Prospectus, the General Disclosure Package or the Prospectuses (or any amendment or supplement thereto), or (B) in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the Offering of the Units (“Marketing Materials”), including any roadshow or investor presentations made to investors by the Company (whether in person or electronically), or the omission or alleged omission in any Preliminary Prospectus, Issuer Free Writing Prospectus, Prospectuses or in any Marketing Materials of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(ii) the breach by the Company of any of its representations, warranties or covenants in this Agreement or the failure of the Company to comply with any of its obligations under this Agreement;

(iii) any act or failure to act or any alleged act or failure to act by any Underwriter in connection with, or relating in any manner to, the Securities or the Offering contemplated hereby, and which is included as part of or referred to in any Claim arising out of or based upon any matter covered by clauses (i) through (ii) above, provided that the Company shall not be liable under this clause (iii) to the extent that a court of competent jurisdiction shall have determined by a final judgment (which has become non-appealable) that such Claim resulted directly from any such acts or failures to act undertaken or omitted to be taken by such Underwriter through its gross negligence, fraud, bad faith or wilful misconduct; and to reimburse each Indemnified Party for any and all expenses (including the fees and disbursements of counsel chosen by the Underwriters) by such Indemnified Party in connection with investigating, defending, settling, compromising or paying any such Claim; provided, however, that the foregoing indemnity agreement shall not apply to any Claim to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by the Underwriters expressly for use in the Prospectus Supplements, the General Disclosure Package, any Issuer Free Writing Prospectus or any Supplementary Material (or any amendment or supplement thereto), it being understood and agreed that the only such information furnished by the Underwriters to the Company expressly for use in the Prospectus Supplements, the General Disclosure Package, any Issuer Free Writing Prospectus or any Supplementary Material that the Company has filed, or is required to file, pursuant to Rule 433(d) under the 1933 Act, the Prospectus Supplements, the General Disclosure Package, any Issuer Free Writing Prospectus or any Supplementary Material (or any amendment or supplement thereto) are Underwriter Information.

(b) Notification. If any matter or thing contemplated by this Section 6 shall be asserted against any Indemnified Party in respect of which indemnification is or might reasonably be considered to be provided, such Indemnified Party will notify the Indemnifying Party as soon as possible and, in any event on a timely basis, of the nature of such Claim and the Indemnifying Party shall be entitled (but not required) to assume the defence of any suit brought to enforce such Claim; provided, however, that the defence shall be through legal counsel acceptable to the Indemnified Party, acting reasonably, and that no settlement may be made by the Indemnifying Party or the Indemnified Party without the prior written consent of the other, such consent to not be unreasonably withheld. Failure or delay by the Indemnified Party to so notify shall not relieve the Indemnifying Party of its obligation of indemnification hereunder unless (and only to the extent that) such failure or delay results in forfeiture by the Indemnifying Party of substantive rights or defences.

(c) Settlement. The Indemnifying Party shall not, without the prior written consent of the Underwriters, which consent shall not be unreasonably withheld, settle or compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not the Indemnified Parties are a party to such Claim), unless such settlement, compromise or consent includes an unconditional release of each of the Indemnified Parties from all liability arising out of such Claim. Notwithstanding the foregoing, the Indemnifying Party shall not be liable for the settlement of any Claim in respect of which indemnity may be sought hereunder effected without its written consent, which consent shall not be unreasonably withheld.

(d) Retaining Counsel. In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on the Indemnified Party’s behalf, provided that the fees and disbursements of such other counsel shall be paid by the Indemnified Party, unless: (i) the Indemnifying Party and the Indemnified Party mutually agree to retain such other counsel, (ii) the Indemnifying Party has not assumed the defence of the action within a reasonable period of time after receiving notice of the Claim, (iii) in the opinion of counsel, there are one or more defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Party or (iv) in the opinion of counsel, the named parties to any such Claim (including any third or implicated party) include both the Indemnified Party on the one hand and the Indemnifying Party on the other hand, and the representation of the Company and the Indemnified Party by the same counsel would be inappropriate due to actual or potential conflicting interests, in which event such fees and disbursements shall be paid by the Indemnifying Party.

(e) Expenses. The Indemnifying Party agrees that if any action, suit, proceeding or claim shall be brought against, or an investigation commenced in respect of, the Indemnifying Party, and any Underwriter and personnel of any Underwriter shall be required to testify, participate or respond in respect of or in connection with this Agreement, the Underwriters shall have the right to employ their own counsel in connection therewith and the Indemnifying Party will reimburse the Underwriters monthly for reasonable out-of-pocket expenses as may be incurred, including fees and disbursements of the Underwriters’ counsel.

(f) Right of Indemnity in Favour of Others. With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Company to constitute the Underwriters as trustee for such Indemnified Party of the rights and benefits of this Section 6 and the Underwriters agree to accept such trust and to hold the rights and benefits of this Section 6 in trust for and on behalf of such Indemnified Party.

(g) Responsibility. Except in respect of statements relating solely to the Underwriters or expressly agreed by the Underwriters in writing, neither the Underwriters nor any of their affiliates or advisers will be responsible to the Company or to any other person responsible for the General Disclosure Package and Final Prospectuses for verifying the accuracy or fairness of the information published therein or otherwise published by the Company in connection with the Offering and sale of the Securities.

(h) Non-Prejudice. The indemnity provisions set forth in this Section 6 and the contribution provisions set forth in Section 11 and the obligations of the Company thereunder shall be in addition to any liability which the Company may otherwise have and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties.

SECTION 7. Contribution. If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an Indemnified Party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each Indemnifying Party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such Indemnified Party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand, and the relevant Underwriter, on the other hand, from the Offering of the Units pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand, and of such Underwriter, on the other hand, in connection with the statements or omissions which resulted in the relevant losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Company, on the one hand, and the relevant Underwriter, on the other hand, in connection with the Offering of the Units pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the Offering of the Units pursuant to this Agreement (before deducting expenses) received by the Company on the one hand, and the total underwriting discount received by the relevant Underwriter, on the other hand, in each case as set forth on the cover of the Prospectuses, bear to the aggregate initial public offering price of the Units as set forth on the cover of the Prospectuses.

The relative fault of the Company on the one hand, and the relevant Underwriter, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by such Underwriter and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 7 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an Indemnified Party and referred to above in this Section 7 shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

Notwithstanding the provisions of this Section 7, no Underwriter shall be required to contribute any amount in excess of the underwriting discount received by such Underwriter in connection with the Units underwritten by it and distributed to the public.

No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 7, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act and such Underwriter’s Affiliates and selling agents shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company.

SECTION 8. Tombstone Advertisements. Upon consummation of the Offering, the Representative may, at its own expense, place customary “tombstone” advertisements in such newspapers and periodicals as it may desire.

SECTION 9. Representations, Warranties and Agreements to Survive. All representations, warranties and agreements (including indemnities) contained in this Agreement or in certificates of officers of the Company or any of its Subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Underwriters or their affiliates or selling agents, any person controlling any Underwriter, their officers or directors or any person controlling the Company and (ii) delivery of and payment for the Units.

SECTION 10. Termination of Agreement.

(a) Prior to the purchase of the Units by the Underwriters on the Closing Date, this Agreement may be terminated by the Underwriters by written notice to that effect given to the Company if at any time:

(i) Litigation. Any enquiry, action, suit, investigation or other proceeding, whether formal or informal, is commenced, announced or threatened or any order is made by any securities regulatory authority, stock exchange or any other federal, provincial or other governmental authority in Canada, the United States or elsewhere, including, without limitation, the TSX or NASDAQ, in relation to the Company or the Subsidiaries or the Company’s directors and officers in their capacity as such with the Company which, in the sole opinion of the Underwriters, acting reasonably, operates to prevent or restrict materially the distribution or trading of the Units or any other securities of the Company in any of the Qualifying Jurisdictions or the United States, or which, in the reasonable opinion of the Underwriters, might be expected to have a significant adverse effect on the market price or value of the Units, including without limitation, (a) if trading or quotation in any of the Company’s securities shall have been suspended or limited by the Commission, or by NASDAQ or by any Canadian Commission or by the TSX, or (b) trading in securities generally on any of NASDAQ or the TSX shall have been suspended or limited (other than as a result of technological failures that effect such exchange as a whole), or minimum or maximum prices shall have been generally established on any of such stock exchanges by the Commission or FINRA, or (c) the declaration of any banking moratorium by any Canadian, U.S. federal or New York authorities, or (d) any major disruption of settlements of securities or payment or clearance services in the United States or Canada where the securities of the Company are listed;

(ii) Occurrences. Any material and adverse change in the U.S., Canadian or international financial, political or economic conditions, the effect of which is such as to make it, in the judgment of the Underwriters, impractical to market or to enforce contracts for the sale of the Units, whether in the primary market or in respect of dealings in the secondary market.

(iii) Disaster Out. There should develop, occur or come into effect or existence any attack on, outbreak or escalation of hostilities or act of terrorism involving Canada or the United States, any declaration of war by the United States Congress, any other national or international calamity or emergency, or any governmental action, change of applicable law or regulation (or in the judicial interpretation thereof), if, in the judgment of the Underwriters, the effect of any such attack, outbreak, escalation, act, declaration, calamity, emergency or governmental action, or change is material and adverse such as to make it impractical or inadvisable to proceed with the Offering of the Units or to enforce contracts for the sale of the Units on the Closing Date on the terms and in the manner contemplated by this Agreement, the General Disclosure Package and Prospectuses or might be expected to have a significant adverse effect on the state of financial markets in Canada or the United States or the business, operations, management or capital of the Company or the market price or value of the Units; or

(iv) Material Adverse Effect. There should occur or be announced by the Company and its Subsidiaries taken as a whole, any Material Adverse Effect or a change in any material fact, or there should be discovered any previously undisclosed material fact (other than a material fact related solely to the Underwriters or any of their affiliates) required to be disclosed in the General Disclosure Package and Prospectuses, which results, or in the sole judgment of the Underwriters, is reasonably expected to result, in purchasers of a material number of Units exercising their right under applicable legislation to withdraw from their purchase of the Units or, in the sole judgment of the Underwriters, has or may be expected to have a significant adverse effect on the market price or value of the Units and makes it impractical or inadvisable to market the Units.

(b) Effect of Termination. Any termination of this Agreement pursuant to the provisions of this Agreement shall be without liability of any party to any other party except that the provisions of Section 4, Section 6, Section 7, Section 16, Section 17 and Section 18 hereof shall at all times be effective and shall survive such termination.

SECTION 11. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed, hand delivered or telecopied to the parties hereto as follows:

(a)	If to the Underwriters, to the Representative, on behalf of the Underwriters:

c/o Canaccord Genuity Inc.

99 High Street, 12th Floor

Boston, Massachusetts, USA 02110

Facsimile: (617) 788-1553

Attention: Equity Capital Markets

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP

5300 Commerce Court West, 199 Bay Street

Toronto, Ontario, Canada M5L 1B9

Facsimile: (416) 947-0866

Attention: Martin Langlois

and a copy (which shall not constitute notice) to:

Choate, Hall & Stewart LLP

Two International Place

Boston, Massachusetts, USA 02110

Facsimile: (617) 248-4000

Attention: Frederick Callori

(b)	If to the Company:

Aeterna Zentaris Inc.

1405 du Parc-Technologique Blvd.

Quebec City, Quebec, Canada, GIP 4P5

Facsimile: (418) 652-0881

Attention: David A. Dodd, President and Chief Executive Officer and Dennis Turpin,

Senior Vice President and Chief Financial Officer

with a copy (which shall not constitute notice) to:

Norton Rose Fulbright Canada LLP

1 Place Ville Marie, Suite 2500

Montreal, Quebec, Canada, H3B 1R1

Facsimile: (514) 286-5474

Attention: Steve Malas and Elliot Shapiro

and a copy (which shall not constitute notice) to:

Ropes & Gray LLP, Prudential Tower

800 Boylston Street

Boston, Massachusetts, United States, 02199

Facsimile: (617) 951-7050

Attention: Patrick O’Brien

SECTION 12. Notification to the Underwriters. The Company undertakes to notify the Underwriters immediately if it comes to its knowledge at any time up to the Closing Date that any of the representations and warranties in this Agreement was not true or accurate or was misleading in any material respect when given or made or has ceased to be true or accurate in any material respect or has become misleading by reference to the facts or circumstances from time to time subsisting and of all other information of which it becomes aware which may give rise to an obligation to prepare and file Supplementary Material. If, at any time prior to the Closing Date, the Underwriters shall receive notification pursuant to this section or they shall otherwise become aware that any of the representations and warranties in this Agreement is or has become or is likely to become untrue, inaccurate or misleading in any material respect, the Underwriters may (without prejudice to their right to terminate their obligations under this Agreement pursuant to Section 10) require the Company at its own expense to make or cause to be made such announcement as the Underwriters may reasonably determine.

SECTION 13. No Advisory or Fiduciary Relationship. The Company acknowledges and agrees that (a) the purchase and sale of the Units pursuant to this Agreement, including the determination of the initial public offering price of the Units and any related discounts and commissions, is an arm’s length commercial transaction between the Company, on the one hand, and the Underwriters, on the other hand, (b) in connection with the Offering of the Units and the process leading thereto, each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company, any of its Subsidiaries, or its respective stockholders, creditors, employees or any other party, (c) no Underwriter has assumed and will not assume an advisory or fiduciary responsibility in favor of the Company with respect to the Offering of the Units or the process leading thereto (irrespective of whether an Underwriter has advised or is currently advising the Company or any of its Subsidiaries on other matters) and no Underwriter has any obligation to the Company with respect to the Offering of the Units except the obligations expressly set forth in this Agreement, (d) any Underwriter and its affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) none of the Underwriters has provided any legal, accounting, regulatory or tax advice with respect to the Offering of the Units and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate. The Company waives, to the fullest extent permitted by law, any claims it may have against the Underwriters for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Underwriters shall have no liability (whether direct or indirect) to the Company in respect of any such fiduciary duty claim.

SECTION 14. Authority and Use of the Advice of the Underwriters. The Company shall be entitled to rely and shall act on any notice, waiver, extension or other communication given by the Representative, who has the authority to bind the Underwriters with respect to all matters covered by this Agreement insofar as such matters relate to the Underwriters. The Company agrees that all written and oral opinions, advice, analysis and materials provided by the Underwriters in connection with the Offering and sale of the Securities are intended solely for the Company’s benefit and for the Company’s use only and the Company covenants and agrees that no such opinions, advice or material will be used for any other purpose whatsoever or reproduced, disseminated, quoted from or referred to in whole or in part at any time, in any manner or for any purpose, without the prior consent of the Underwriters in each specific circumstance.

SECTION 15. Parties. This Agreement shall each inure to the benefit of and be binding upon the Underwriters, the Company and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters, the Company and their respective successors and the controlling persons and officers and directors referred to in Section 6 and Section 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters, the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from the Underwriters shall be deemed to be a successor by reason merely of such purchase.

SECTION 16. Trial by Jury. The Company (on its behalf and, to the extent permitted by applicable law, on behalf of its shareholders and affiliates) and each Underwriter hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

SECTION 17. GOVERNING LAW. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER OR RELATED TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF, THE STATE OF NEW YORK WITHOUT REGARD TO ITS CHOICE OF LAW PROVISIONS.

SECTION 18. Consent to Jurisdiction; Waiver of Immunity. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby (“Related Proceedings”) shall be instituted in (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan or (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the “Specified Courts”), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a “Related Judgment”), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding. Service of any process, summons, notice or document by mail to such party’s address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum. Each party not located in the United States irrevocably appoints the Company’s Subsidiary, Aeterna Zentaris, Inc., as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York. With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

SECTION 19. Judgment Currency. The obligation of the Company in respect of any sum due to the Underwriters shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first business day following receipt by the Underwriters of any sum adjudged to be so due in such other currency on which (and only to the extent that) the Underwriters may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to the Underwriters hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Underwriters against such loss. If the United States dollars so purchased are greater than the sum originally due to the Underwriters hereunder, such Underwriter agrees to pay to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter hereunder.

SECTION 20. Time. Time shall be the essence of this Agreement. Except as otherwise set forth herein, specified times of day refer to Eastern Standard Time.

SECTION 21. Partial Enforceability. The invalidity or unenforceability of any Section, paragraph or provision of this Agreement shall not affect the validity or enforceability of any other Section, paragraph or provision hereof. If any Section, paragraph or provision of this Agreement is for any reason determined to be invalid or unenforceable, there shall be deemed to be made such minor changes (and only such minor changes) as are necessary to make it valid and enforceable.

SECTION 22. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. The transmission by facsimile of a copy of the execution page hereof reflecting the execution of this Agreement by any party hereto shall be effective to evidence that party’s intention to be bound by this Agreement and that party’s agreement to the terms, provisions and conditions hereof, all without the necessity of having to produce an original copy of such execution page.

SECTION 23. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction hereof.

SECTION 24. Entire Agreement.

(a) This Agreement represents the entire agreement and understanding among the parties with respect to the subject matter hereof and the transactions contemplated hereby and, except as provided in the next sentence, it shall supersede and replace all prior agreements between the parties with respect to such matter and transactions, including that certain engagement letter agreement between the Representative and the Company dated January 6, 2014, except for Section 5 thereof dealing with confidentiality of information, which shall survive this Agreement.

(b) The Company acknowledges that the Underwriters’ research analysts and research departments are required to be independent from their respective investment banking divisions and are subject to certain regulations and internal policies, and that such Underwriters’ research analysts may hold and make statements or investment recommendations and/or publish research reports with respect to the Company and/or the Offering that differ from the views of its investment bankers. The Company hereby waives and releases, to the fullest extent permitted by law, any claims that the Company may have against the Underwriters with respect to any conflict of interest that may arise from the fact that the views expressed by their independent research analysts and research departments may be different from or inconsistent with the views or advice communicated to the Company by such Underwriters’ investment banking divisions. The Company acknowledges that each of the Underwriters is a full service securities firm and as such from time to time, subject to applicable securities laws, may effect transactions for its own account or the account of its customers and hold long or short position in debt or equity securities of the companies which may be the subject to the transactions contemplated by this Agreement.

SECTION 25. Default of One or More of the Several Underwriters.

(a) Subject to the terms of this Agreement, the obligation of the Underwriters to purchase the Units at the Closing Date shall be several and not joint and shall be limited to the number and equivalent percentage of the Securities set out opposite the name of the Underwriters respectively below (subject to such adjustment as the Underwriters may determine to eliminate fractional shares):

	Number of Securities
Canaccord Genuity Inc.	8,800,000	80%
Maxim Group LLC	1,100,000	10%
H.C. Wainwright & Co., LLC	550,000	5%
MLV & Co. LLC	550,000	5%
	11,000,000	100.0%

(b) If, at the Closing Date, as the case may be, any one or more of the several Underwriters shall fail or refuse to purchase Units that it or they have agreed to purchase hereunder on such date, and the aggregate number of Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase does not exceed 10% of the aggregate number of the Units to be purchased on such date, the Representative may make arrangements satisfactory to the Company for the purchase of such Units by other persons, including any of the Underwriters, but if no such arrangements are made by such date, then the other Underwriters shall be obligated, severally and not jointly, in the proportions that the number of Units set forth opposite their respective names in Section 25(a) bears to the aggregate number of Units set forth opposite the names of all such non-defaulting Underwriters, or in such other proportions as may be specified by the Representative with the consent of the non-defaulting Underwriters, to purchase the Units which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase on such date. If, at the Closing Date, as the case may be, any one or more of the Underwriters shall fail or refuse to purchase Units and the aggregate number of Units with respect to which such default occurs exceeds 10% of the aggregate number of Units to be purchased on such date, and arrangements satisfactory to the Representative and the Company for the purchase of such Units are not made within 24 hours after such default, this Agreement shall terminate without liability of any party to any other party, except that the provisions of Sections 3(a), 3(b), 6, 9, 10 and 13 shall at all times be effective and shall survive such termination. In any case where such a default does not result in a termination of this Agreement or the obligation of the Underwriters to purchase Units at the Closing Date, as applicable, either the Representative or the Company shall have the right to postpone the Closing Date, but in no event for longer than seven days in order that the required changes, if any, to the Registration Statement and the Prospectus or any other documents or arrangements may be effected.

[Remainder of page left intentionally blank. Signature page follows.]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to the Company a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement between the Underwriters and the Company in accordance with its terms.

CANACCORD GENUITY INC.

By:	/s/ Jennifer Pardi
Name: Jennifer Pardi
Title: Managing Director

MAXIM GROUP LLC

By:	/s/ Paul LaRosa
Name: Paul LaRosa
Title: Executive Managing Director

H.C. WAINWRIGHT & CO., LLC

By:	/s/ Mark W. Viklund
Name: Mark W. Viklund
Title: Chief Executive Officer

MLV & CO. LLC

By:	/s/ Randy Billhardt
Name: Randy Billhardt
Title: Executive Managing Director

AETERNA ZENTARIS INC.

By:	/s/ Dennis Turpin
	Name:	Dennis Turpin
	Title:	Senior Vice President and
Chief Financial Officer

SCHEDULE A

Free Writing Prospectuses

None.

SCHEDULE B

List of Persons Subject to Lock-up

Marcel Aubut

Paul Blake

Jude Dinges

David A. Dodd

José P. Dorais

Carolyn Egbert

Juergen Ernst

Pierre Lapalme

Gérard Limoges

Nicholas Pelliccione

Richard Sachse

Dennis Turpin

Exhibit A

Form of lock-up from directors, officers or other shareholders pursuant to Section 5(l)

January 9, 2014

Canaccord Genuity Inc.

99 High Street, 12th Floor

Boston, Massachusetts, USA 02110

Re: Proposed Public Offering by Aeterna Zentaris Inc. – Lock-Up Agreement

Dear Sirs / Mesdames:

The undersigned, a shareholder, officer and/or director (as applicable) of Aeterna Zentaris Inc., a corporation incorporated under the Canada Business Corporations Act (the “Company”), understands that Canaccord Genuity Inc. (“Canaccord”), as representative of the Underwriters (as defined in the Underwriting Agreement), proposes to enter into an Underwriting Agreement (the “Underwriting Agreement”) with the Company providing for the public offering (the “Offering”) of securities of the Company (the “Securities”) including the Company’s common shares (the “Common Shares”). In recognition of the benefit that such an Offering will confer upon the undersigned as a shareholder, officer and/or director (as applicable) of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with Canaccord that, during the period beginning on the date hereof and ending on the date that is ninety (90) days from the date of the Underwriting Agreement (subject to extensions as discussed below) (the “Lock-Up Period”), the undersigned will not, without the prior written consent of Canaccord, directly or indirectly, (i) offer, pledge, sell (including, without limitation, any short sale), contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend, hypothecate, pledge or otherwise dispose of or transfer any of the Company’s Common Shares or any securities convertible into or exchangeable or exercisable for or repayable with Common Shares (except to the Company as a result of the exercise of any outstanding securities of the Company), whether now beneficially owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition (collectively, the “Locked-Up Securities”), (ii) exercise any right with respect to the registration of any of the Locked-Up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or any prospectus under applicable Canadian securities laws, relating to the offer and sale of any Locked-Up Securities or securities convertible or exercisable or exchangeable for Locked-Up Securities, or other rights to purchase Locked-Up Securities, or (iii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Locked-Up Securities, or any other securities of the Company that are substantially similar to the Locked-Up Securities, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such swap or transaction is to be settled by delivery of Common Shares or other securities, in cash or otherwise.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Locked-Up Securities without the prior written consent of Canaccord: (1) (a) as a bona fide gift or gifts or (b) to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); provided that (i) Canaccord receives a signed lock-up agreement for the balance of the Lock-Up Period from each donee, trustee, distributee, or

Ex. A

transferee, as the case may be, (ii) any such transfer shall not involve a disposition for value, and (iii) no public reporting or filing shall be required or voluntarily made by the undersigned in respect of such transfer, other than such filings required to be made by the undersigned on the System for Electronic Disclosure by Insiders pursuant to applicable Canadian securities laws; (2) pursuant to a bona fide take-over bid made to all holders of common shares of the Company or similar acquisition transaction provided that in the event that the take-over or acquisition transaction is not completed, any securities shall remain subject to the restrictions contained in this lock-up agreement; or (3) upon the exercise of any stock options of the Company held by the undersigned on a “cash” or “cashless” basis in accordance with the stock option plan of the Company. For greater certainty, in connection with the exercise of stock options, the undersigned shall be permitted to transfer Common Shares to the Company to fund tax withholding obligations in connection with such exercise, as applicable.

Notwithstanding the foregoing, if: (i) during the last seventeen (17) calendar days of the Lock-Up Period, the Company issues an earnings release, or material news or a material event relating to the Company occurs; or (ii) prior to the expiration of the Lock-Up Period, the Company announces that it will release earnings results or becomes aware that material news or a material event will occur during the sixteen (16) day period beginning on the last day of the Lock-Up Period, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the eighteen (18) day period beginning on the issuance of the earnings release, or the occurrence of the material news or material event, as applicable, unless Canaccord waives, in writing, such extension (which waiver may be withheld at the sole discretion of Canaccord). The Company will provide Canaccord with prior notice of any such announcement that gives rise to an extension of the Lock-Up Period.

The undersigned agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this lock-up agreement to and including the thirty-fourth (34th) day following the expiration of the initial Lock-Up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-Up Period (as may have been extended pursuant to the previous paragraph) has expired.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the Locked-Up Securities except in compliance with the foregoing restrictions.

The undersigned hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of New York located in New York County and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this lock-up agreement and the transactions contemplated hereby. Service of process in connection with any such suit, action or proceeding may be served on the undersigned by any method authorized by applicable law. The undersigned irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court and irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

The undersigned hereby confirms that the undersigned has not, directly or indirectly, taken, and hereby covenants that the undersigned will not, directly or indirectly, take, any action designed, or which has constituted or will constitute or might reasonably be expected to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Common Shares.

Ex. A-2

The undersigned understands that the Company and the Underwriters are relying on this lock-up agreement in proceeding towards the consummation of the Offering. The undersigned further understands that this lock-up agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and assigns, and shall ensure to the benefit of the Company, the Underwriters and their legal representatives, successors and assigns. Notwithstanding the foregoing, this lock-up agreement and the undersigned’s obligations hereunder shall expire and cease to have any further force or effect if the Offering does not close within thirty (30) days following the date hereof.

Yours very truly,
Name:

Ex. A-3